UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2011

Commission File Number:  000-52509

 Argonaut Gold, Inc.

           (formerly Pediment Gold Corp.)

 (Translation of Registrant’s name into English)

9604 Prototype Court

                 Reno, NV 89521

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes ☐ No ☒

Explanatory Note

This Form 6-K is being filed by Argonaut Gold, Inc. (“Argonaut” or the “Company”) as successor-registrant to Pediment Gold Corp. (“Pediment”) pursuant to Rule 12g-3(a) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act’), following the consummation of the Arrangement, as described below, on January 27, 2011.  Argonaut is organized under the Business Corporations Act of the Province of Ontario, Canada.

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Background

As previously reported by Pediment, on January 27, 2011, Argonaut Gold, Inc. ("Argonaut" or the "Company") acquired all of the issued and outstanding Common Shares of Pediment Gold Corp. ("Pediment"), each Pediment Common Share exchanged for 0.625 Argonaut Common Shares, pursuant to the Business Combination Agreement between Argonaut and Pediment, dated October 18, 2010 (the “Business Combination”).

The Shareholders of Pediment (the "Pediment Shareholders") approved a special resolution (the "Arrangement Resolution") on January 24, 2011, authorizing the Business Combination involving Argonaut and Pediment to be completed by way of statutory plan of arrangement (the "Arrangement") under the British Columbia Business Corporations Act.  The Arrangement Resolution was approved by 99.95% of the votes cast by Pediment Shareholders present in person or represented by proxy at the Pediment Meeting. In addition, as required by Multilateral Instrument 61-101 of the Canadian Securities Administrators, the Arrangement Resolution was approved by 99.94% of the votes cast by Pediment Shareholders excluding votes cast by interested parties. The total votes cast for the Arrangement Resolution represented approximately 47% of Pediment's total issued and outstanding common shares ("Pediment Common Shares").

On January 24, 2011, the shareholders of Argonaut (the "Argonaut Shareholders") approved an ordinary resolution (the "Share Issuance Resolution") authorizing the issuance of the common shares ("Argonaut Common Shares") of Argonaut in connection with Business Combination.  The Share Issuance Resolution was approved by approximately 95% of votes cast by the Argonaut Shareholders present in person or represented by proxy at the Argonaut Meeting, representing approximately 80% of the total issued and outstanding Argonaut Common Shares.

The final approval of the Supreme Court of British Columbia (the "Court") for the Arrangement was received by Pediment on January 25, 2011.

Upon consummation of the Arrangement, Argonaut had outstanding  88,129,609 Common Shares, 25,749,998 warrants, and 1,941,916 options. Argonaut Shareholders hold approximately 64% on a non-diluted basis ( 71% on a fully diluted basis) of the Argonaut Shares issued and outstanding, while the former Pediment Shareholders hold approximately 36% on a non-diluted basis (29% on a fully diluted basis) of the Argonaut Shares issued and outstanding.

As a result of the consummation of the Arrangement, Argonaut has become the successor-registrant to Pediment in accordance with Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Argonaut Common Shares are deemed thereby to be registered under Section 12(g) of the Exchange Act.  Registration of the Common Shares under the Securities Act was not required in connection with the issuance of the Argonaut Common Shares pursuant to the Arrangement in accordance with Section 3(a)(10) of the Securities Act.

Information About Argonaut

Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production‐stage El Castillo Mine and the exploration‐stage La Fortuna Project, both located in the state of Durango, Mexico.  In addition, as of December 17, 2010, Argonaut held a 100% interest in both the La Compa Gold Project located in Sonara, Mexico and Llano Colorado Project located near La Colorado, Mexico. Argonaut’s share of proven and probable mineral reserves as at December 31, 2009 was 752,000 ounces of gold.

The business of Argonaut, including its properties, is described in Schedule D of the Pediment Information Circular, dated December 17, 2010, and filed with the U.S. Securities Exchange Commission (the “SEC”) on Form 6-K on December 29, 2010 (the “Pediment Information Circular”), which is incorporated herein by reference.  Immediately following consummation of the Arrangement, the business and operations of Argonaut and Pediment were consolidated and the principal executive office of the combined company are located at 9604 Prototype Ct., Reno, Nevada, 8952.

The financial information of Argonaut, including unaudited pro forma financial information reflecting the transaction relating to and including the Business Combination, as consummated, is included in Schedules D, D-1 and F of Pediment’s Information Circular, and incorporated herein by reference.

Argonaut is a reporting issuer in Alberta, British Columbia and Ontario and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

Description of Argonaut’s Shares

Argonaut is authorized to issue an unlimited number of Argonaut Common Shares. There are no limitations contained in the Articles of Incorporation or Bylaws of Argonaut on the ability of a person who is not a Canadian resident to hold Argonaut Shares or exercise the voting rights associated with Argonaut Shares. A summary of the rights of the Argonaut Common Shares is set forth below and is qualified in its entirety by reference to the Company’s Articles of Incorporation and Bylaws, copies of which are attached hereto as Exhibit 3.1 and 3.2, respectively, and incorporated herein by reference.

Dividends.  Holders of Argonaut Shares are entitled to receive dividends when, as and if declared by the Board out of funds legally available.

Liquidation.  In the event of the dissolution, liquidation, or winding up of Argonaut, holders of Argonaut Shares are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Argonaut’ indebtedness, and the payment of the aggregate liquidation preference of the Argonaut preferred shares and any other preferred shares then outstanding.

Voting.  Holders of Argonaut Shares are entitled to one vote for each Argonaut Share held on all matters voted on by shareholders, including the election of directors.

Preferred Shares.  Argonaut is not authorized to issue preferred shares.

Warrants.   There are 25,749,998 warrants outstanding.  Each outstanding warrant entitles the holder thereof to purchase one Common Share for an exercise price of $4.50 prior to December 29, 2012.

Options.   On December 29, 2009, the Company issued 1,500,000 in transactions exempt from the registration requirements of the Securities Act.  All of the foregoing options are fully vested.  In addition, up to 577,428 options (the “2010 Options”) were granted to certain officers and directors under the 2010 Share Incentive Plan approved by the Company’s shareholders at the 2010 Annual Meeting.

Listing and Market for Securities

The Argonaut Common Shares issued in connection with the Business Combination are listed on the Toronto Stock Exchange (“TSX”).  The Argonaut Common Shares trade on the TSX under the symbol AR.  The Argonaut warrants are listed on the TSX under the symbol AR.WT.  Neither the Common Shares nor the Warrants are listed on any national securities exchange in the United States and the Company has no current intention of obtaining such a listing.

Information regarding the trading market for the Common Shares and Warrants, including historical prices on the TSX, are included in Schedule D to the Pediment Information Circular, incorporated herein by reference.

In conjunction with the Arrangement, the Pediment Common Shares were delisted from the Toronto Stock Exchange on February 1, 2011 and ceased to trade on the OTCBB on that date.  There is no market for the Pediment Common Shares.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located at 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1.

The warrant agent for the Warrants is Computershare Trust Company of Canada, located at 100 University Avenue, 9th floor, Toronto, ON, M5J 2Y1.

Principal Shareholders

To the knowledge of the directors and executive officers of the Argonaut, other than as described below, as of the date hereof , there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Argonaut carrying 10% or more of the voting rights attached to any class of voting securities of the Argonaut:

Name	Number of Argonaut Common Shares	% of Argonaut Common Shares
Libra Advisors LLC(1) (on behalf of its investment advisory subsidiaries)	5,710,501 (8,565,751 on a fully diluted basis)	10.15% (10.4% on a fully diluted basis)
QV Investors Inc. (2)	4,500,000 (6,750,000 on a fully diluted basis)	8.00% (8.19% on a fully diluted basis)

(1) Based on the public filings in Canada made by Libra Advisors LLC, acting as investment advisors to Libra Fund, LP and Libra Offshore Master Fund, LP on January 4, 2010 and is as of December 17, 2010.

(2) Based on the public filings in Canada made by QV Investors Inc. on April 15, 2010 and is as of December 17, 2010.

Directors and Officers of Argonaut

The following table sets forth for each of the directors and executive officers of Argonaut as of the consummation of the Business Combination, including the person's name, municipality of residence, position with Argonaut, principal occupation during the last five years and, if a director, the date on which the person became a director. Each of the directors of Argonaut has been appointed to serve until the next annual meeting of Argonaut shareholders.

Name and Municipality of Residence	Position	Principal Occupation	Since
Peter C. Dougherty Reno, Nevada United States	President and Chief Executive Officer and Director	President and Chief Executive Officer of Argonaut; Vice-President Finance, CFO, and Corporate Secretary of Meridian Gold Inc.	December 30, 2009
Barry L. Dahl Reno, Nevada United States	Chief Financial Officer

Chief Financial Officer of Argonaut; Corporate Controller, Andean Resources Inc.; Corporate Controller and CFO, Hattinger Welding LLC; Director of External Reporting and Internal Controls, Meridian Gold Inc.

January 25, 2010
Curtis K. Turner Reno, Nevada United States	Corporate Development Officer	Corporate Development Officer of Argonaut; CFO of Argonaut; CFO of Cyanco ; Director of Finance of Yamana Gold Inc.; Corporate Controller for Meridian Gold Inc.; Controller El Penon Mine	December 30, 2009
Edgar A. Smith Reno, Nevada United States	Chief Operating Officer and Corporate Secretary	Chief Operating Officer and Corporate Secretary, Argonaut; Vice-President of Operations, Meridian Gold Inc.	December 30, 2009
Thomas H. Burkhart Reno, Nevada United States	Vice President of Exploration	Vice President of Exploration – NDT Ventures; Vice President of Exploration – Pegasus Gold	March 17, 2010
Brian J. Kennedy Reno, Nevada United States	Director (Chair)	President & CEO, Chairman (and Vice-Chair) of Meridian Gold Inc.	December 30, 2009
Dale C. Peniuk Vancouver, British Columbia Canada	Director	Chartered Accountant; Formerly Assurance Partner, KPMG LLP	December 30, 2009
Christopher R. Lattanzi Toronto, Ontario Canada	Director	Mining Engineer, Consultant; President, Micon International Limited	December 30, 2009
James E. Kofman Toronto, Ontario Canada	Director	Managing Director and Head of Mergers and Acquisitions, UBS Securities Canada Inc.	January 13, 2010
Peter Mordaunt Tucson, Arizona United States	Director	Registered Professional Geoscientist; former Chairman and CEO of Stingray Cooper Inc.	January 27, 2011

As at January 31, 2011, the directors and officers of the Company as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 4,344,715 Common Shares representing approximately 4.9% of the then outstanding Common Shares.

Board Committees

Argonaut has established the following committees of the Board of Directors:  the Corporate Governance and Compensation Committee, and the Audit Committee.  The Corporate Governance and Compensation Committee is comprised of Messrs Kofman, Lattanzi (Chair) and Peniuk. The Audit Committee is comprised of Messrs. Kennedy, Lattanzi and Peniuk (Chair).

Fiscal Year End; Certifying Accountant

Argonaut’s fiscal year end is December 31 of each year.  The principal reporting accountant and auditors of Argonaut for the year ended December 31, 2010 are PricewaterhouseCoopers LLP.

Exhibits

The following exhibits are included in this Form 6-K:

3.1

Articles of Incorporation of Argonaut Gold, Inc., as amended to date.

3.2

By-laws of Argonaut Gold, Inc., as amended to date.

99.1

Pediment Information Circular, Schedule D, D-1 and F (incorporated by reference to Pediment’s Form 6-K, filed December 29, 2010)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGONAUT GOLD, INC.

By:	/s/ Barry Dahl
Name: Barry Dahl
Title: Chief Financial Officer

February 2, 2011

EXHIBIT INDEX

3.1

Articles of Incorporation of Argonaut Gold, Inc., as amended to date.

3.2

By-laws of Argonaut Gold, Inc., as amended to date.

99.1

Pediment Information Circular, Schedule D, D-1 and F (incorporated by reference to Pediment’s Form 6-K, filed December 29, 2010)